UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

California Micro Devices Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

130439102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,006,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,006,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA, OO

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 317,715
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 317,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,715[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 186,221
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 186,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,221[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 575,619
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 575,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,619[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 926,445
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 926,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,445[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,006,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,006,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN, HC

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,006,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,006,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN, HC

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON BRYANT RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON J. MICHAEL GULLARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 130439102

1	NAME OF REPORTING PERSON KENNETH POTASHNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 130439102

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.  Bryant Riley, J. Michael Gullard and Kenneth Potashner are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Bryant Riley (“Mr. Riley ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Member of Riley Investment Management LLC and Chairman of B. Riley & Co., LLC (“B. Riley & Co.”).  The principal business address of Mr. Riley is c/o B. Riley & Co., 11100 Santa Monica Blvd. Suite 800, Los Angeles, California 90025.  Mr. Riley is a citizen of the United States of America.

J. Michael Gullard (“Mr. Gullard ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a General Partner at Cornerstone Management, Inc.  The principal business address of Mr. Gullard is P.O. Box 1203, Menlo Park, California 94026-1203.  Mr. Gullard is a citizen of the United States of America.

Kenneth Potashner (“Mr. Potashner”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a director and Chairman of the Board of Newport Corporation.  The principal business address of Mr. Potashner is 6603 Calle Ponte Bella, Rancho Santa Fe, California 92091.  Mr. Potashner is a citizen of the United States of America.

(d)           None of Messrs. Riley, Gullard or Potashner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Messrs. Riley, Gullard or Potashner has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by DCP, DOF, DAP and DAO were purchased with working capital (no borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 2,006,000 Shares beneficially owned in the aggregate by DCP, DOF, DAP and DAO is $6,505,936.77.

CUSIP NO. 130439102

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 4, 2009, in accordance with the terms of the Issuer’s Amended and Restated By-Laws, DCP delivered a letter to the Issuer nominating Messrs. John Fichthorn, Riley, Gullard and Potashner, as set forth therein, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2009 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).  The Reporting Persons may engage in discussions with the Issuer, stockholders and others regarding matters in connection with the Nomination Letter and the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,553,019 Shares outstanding, as of January 30, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 9, 2009.

(a, b)	As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 2,006,000 Shares, constituting approximately 8.5% of the Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, the Investment Manager, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The Investment Manager specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DCP may be deemed to be the beneficial owner of 317,715 Shares, constituting approximately 1.3% of the Shares outstanding.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 317,715 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 317,715 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DCP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DCP specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

CUSIP NO. 130439102

(a, b)	As of the date hereof, DOF may be deemed to be the beneficial owner of 186,221 Shares, constituting less than one percent of the Shares outstanding.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 186,221 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 186,221 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DOF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DOF specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DAP may be deemed to be the beneficial owner of 575,619 Shares, constituting approximately 2.4% of the Shares outstanding.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 575,619 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 575,619 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DAP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DAP specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

(a, b)	As of the date hereof, DAO may be deemed to be the beneficial owner of 926,445 Shares, constituting approximately 3.9% of the Shares outstanding.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 926,445 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 926,445 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

In addition, DAO, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  DAO specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

CUSIP NO. 130439102

(a, b)	As of the date hereof, JF may be deemed to be the beneficial owner of 2,006,000 Shares, constituting approximately 8.5% of the Shares outstanding.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

In addition, JF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  JF specifically disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

(a, b)	As of the date hereof, LF may be deemed to be the beneficial owner of 2,006,000 Shares, constituting approximately 8.5% of the Shares outstanding.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

In addition, LF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  LF specifically disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, none of Messrs. Riley, Gullard or Potashner directly owns any Shares.  Each of Messrs. Riley, Gullard and Potashner, as members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  Each of Messrs. Riley, Gullard and Potashner specifically disclaims beneficial ownership of such Shares.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A.  All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 130439102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 5, 2009, the Investment Manager, DCP, DOF, DAP, DAO, JF, LF and Messrs. Riley, Gullard and Potashner (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by DCP to the Board at the Annual Meeting (the “Solicitation”), and (c) DCP agreed to bear all expenses incurred in connection with the Group’s activities, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, DCP has agreed to indemnify Messrs. Riley, Gullard and Potashner against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

For its services in connection with the matters described herein, DCP has orally agreed to pay B. Riley & Co. a $25,000 monthly retainer for a period of three months, expiring at the end of February 2009, and a $100,000 success fee if a nominee of DCP is elected to serve on the Board of the Issuer.  B. Riley & Co. would also be entitled to a $100,000 fee based upon the return on DCP’s investment in the Issuer, to be agreed upon by the parties.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Dialectic Capital Management, LLC, Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., John Fichthorn, Luke Fichthorn, Bryant Riley, J. Michael Gullard and Kenneth Potashner, dated March 5, 2009.

Exhibit 99.2	Form of Indemnification Letter Agreement.

CUSIP NO. 130439102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009

DIALECTIC CAPITAL PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:	Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

/s/ John Fichthorn
JOHN FICHTHORN

CUSIP NO. 130439102

/s/ Luke Fichthorn
LUKE FICHTHORN

/s/ Bryant Riley
BRYANT RILEY

/s/ J. Michael Gullard
J. MICHAEL GULLARD

/s/ Kenneth Potashner
KENNETH POTASHNER

CUSIP NO. 130439102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

DIALECTIC CAPITAL PARTNERS, LP
NONE

DIALECTIC OFFSHORE, LTD.
NONE

DIALECTIC ANTITHESIS OFFSHORE, LTD.
NONE

DIALECTIC ANTITHESIS PARTNERS, LP
NONE

DIALECTIC CAPITAL MANAGEMENT, LLC
NONE

JOHN FICHTHORN
NONE

LUKE FICHTHORN
NONE

BRYANT RILEY
NONE

KENNETH POTASHNER
NONE

J. MICHAEL GULLARD
NONE